Gateway Energy Corporation

1415 Louisiana Street, Suite 4100

Houston, TX 77002

January 23, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Andrew D. Mew, Accounting Branch Chief

Scott Stringer, Staff Accountant

Re:         Gateway Energy Corporation

               (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 000-06404

Gentlemen:

The following response provides additional information requested by the reviewing staff  relating to the Staff’s concerns over the Company’s valuation of its Deferred Tax Asset reported in the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed March 30, 2012 (the “10-K”).

                As previously communicated to you, as of December 31, 2011, management of the Company concluded that sufficient positive evidence existed to conclude that it was more likely than not that the net deferred tax assets would be realized.

To reach this determination, the Company considered the following positive evidence:

•         that the tax assets relating to net operating loss carryforwards do not begin to expire until 2022 through 2031, and their use was not restricted in any way at the time of determination;

•         the implementation of a cost savings program that resulted in an approximately $1.0 million dollar increase in cash flow provided by operations as compared to the cash used in operations in the prior year;  and

•         the then recent accretive acquisitions of onshore assets.

In addition, management prepared and considered a detailed five-year projection of taxable income (previously provided to the reviewing staff) considering both no growth and a moderate growth strategy through the redeployment of assets onto onshore assets similar to the recent acquisitions.

Based on the consideration of all available evidence, management concluded that, as of December 31, 2011, it was more likely than not that these deferred tax assets would be realized.

Subsequent to December 31, 2011, as a result of its ongoing evaluation of the performance of its assets, new information regarding the expect timing of asset retirement obligations and the status of industry operations in the Gulf of Mexico and the impact on fields served by the Company’s assets, which resulted in a  depressed stock price and need for additional near term capital to meet existing obligations (which in all likelihood would trigger significant limitations on its ability to use its existing net operating losses), the Company determined, during the three months ended September 30, 2012 that it would be more likely than not that the Company would not be able to realize its deferred tax asset.  The Company, therefore, provided an allowance against its deferred tax asset as of that date.

The Company has taken the view that the determination made in the third quarter of 2012 to provide a full valuation allowance was a change in accounting estimate as contemplated by Accounting Standards Codification Topic 250 Accounting Changes and Error Corrections, and did not view that it had made an error in its evaluation as of December 31, 2011.  ASC 250 provides that changes in estimates are sometimes difficult to distinguish from error corrections.  Given the facts and circumstances surrounding the Company’s deliberate review and determination of the recoverability of its deferred tax asset at December 31, 2011, and the change in circumstances and market forces that caused such view to change during the third quarter of 2012, the Company does not believe treatment of such change as an error is warranted.

Furthermore, although the impact of recording the aforementioned valuation allowance may have been material from a strictly quantitative perspective, to the Company’s consolidated balance sheet at September 30, 2012 (representing 40.6% of pre-valuation allowance Total Assets), and would have been quantitatively material to the Company’s December 31, 2011 consolidated balance sheet (representing 32.2% of Total Assets at that date, from a qualitative perspective the Company does not believe it to be based on the factors set forth in the Staff Bulletin No. 99:

Whether the misstatement masked a change in earnings or other trends – it did not.

Whether the misstatement hides a failure to meet analyst’s consensus expectations for the Company – it did not.

Whether the misstatement changes a loss into income or vice versa – it did not.

Whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability – it did not.

Whether the misstatement affects the registrant's compliance with regulatory requirements – it did not.

Whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements – it did not

Whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – it did not

Whether the misstatement involves concealment of an unlawful transaction – it did not.

The Company does not believe there were any other qualitative factors that should have been considered and, based on the above, determined that the impact of the accounting error was not material from a qualitative perspective.

                Finally, the Company clearly acknowledged within its Critical Accounting Policies that the valuation of its deferred tax assets was a significant estimate which was subject to change.

We acknowledge that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frederick M. Pevow
Frederick M. Pevow

Chief Executive Officer